SUITE 500 ONE NORTH CLEMATIS STREET WEST PALM BEACH, FLORIDA 33401 TELEPHONE: (561) 832-3300 FACSIMILE: (561) 655-1109 WWW.BROADANDCASSEL.COM

September 24, 2010

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Mr. John Reynolds

Re:	Perry Ellis International, Inc.

Registration Statement on Form S-3

Filed on June 24, 2010

File No.: 333-167728

Dear Mr. Reynolds:

On behalf of Perry Ellis International, Inc., a Florida corporation (“Perry Ellis”), we are submitting this letter and the accompanying Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-3 (the “Form S-3”) in response to the comment letter dated July 29, 2010 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Comment Letter”). In accordance with our discussions with the Staff following the Company’s initial response to the Comment Letter, the Company has revised the Form S-3 to provide for the registration of a fixed number of shares of the Company’s common stock rather than an aggregate dollar amount. In addition, the Form S-3 has been revised to clarify further the initial transactions in which the common stock being offered for re-sale in the Form S-3 was sold to the selling shareholders. Lastly, the Form S-3 has been updated to incorporate by reference updated financial information as of the Company’s second fiscal quarter ended July 31, 2010.

We trust that this response letter satisfactorily responds to the Comment Letter and is in accordance with our conversations with the Staff. If there are any questions, please call Kathleen Deutsch at 561-366-5320. Your assistance in this matter is appreciated.

Very truly yours,

BROAD AND CASSEL

/s/ Kathleen L. Deutsch

Kathleen L. Deutsch, P.A.

cc:	George Feldenkreis

Cory Shade, Esq.

BOCA RATON • DESTIN • FT. LAUDERDALE • MIAMI • ORLANDO • TALLAHASSEE • TAMPA • WEST PALM BEACH